EXHIBIT 99.1

NEVADA CHEMICALS, INC.

FOR IMMEDIATE RELEASE:  October 30, 2007

CONTACT:	John T. Day, President/CEO
Kevin L. Davis, CFO
Nevada Chemicals, Inc.
801-984-0228

Nevada Chemicals, Inc. Announces 3rd Quarter 2007 Earnings

John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced earnings for the third quarter ended September 30, 2007.  The Company had net income of $1,464,000 or $0.21 per share compared to $816,000 or $0.12 per share in the third quarter of 2006.  For the nine months ended September 30, 2007, the Company had net income of $3,217,000, or $0.46 per share, compared to net income of $2,135,000, or $0.31 per share, for the nine months ended September 30, 2006.  The increase in earnings was primarily due to a payment the Company received in settlement of litigation and variances in tax accruals during the comparative periods.

“We are encouraged by our strong third quarter results and find them indicative of the strong gold prices and activities of the mining industry,” said Day.  While Cyanco’s revenues and earnings are down for the nine month period as compared to 2006, both revenue and earnings gained during the third quarter compared to the prior year as a result of increased margins, average sales price, and spot or short term contract sales.  Although raw material prices continue to fluctuate, they have remained comparable in our year over year quarterly results.

“We are pleased that we reached a settlement of litigation with Degussa Corporation, our joint venture partner, in which we perfected our right of first refusal with respect to the sale of CyPlus or the Cyanco interest and received $581,000, which included legal fees.”   “We continue to look at opportunities in which we can leverage our knowledge and experience in conjunction with our patents and technology related to the manufacture of sodium cyanide in other strategic facilities,” mentioned Day.

Nevada Chemicals, Inc., through its 50% stake in Cyanco, a chemical producer of sodium cyanide located in Winnemucca, Nevada, is the premier producer of strategic chemicals for the gold mining industry of the United States.

NEVADA CHEMICALS, INC.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

AND BALANCE SHEET DATA (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Revenues and Equity in Earnings of Joint Venture	$1,884,000	$1,822,000	$4,623,000	$5,633,000

Income before provision for income taxes	$2,357,000	$1,556,000	$4,791,000	$4,841,000

Net income	$1,464,000	$816,000	$3,217,000	$2,135,000

Earnings per Common Share Assuming Dilution	$0.21	$0.12	$0.46	$0.31

Stockholders’ Equity	$24,512,000	$22,579,000	$24,512,000	$22,579,000

Total Assets	$27,392,000	$27,560,000	$27,392,000	$27,560,000

Weighted Average Common Shares Outstanding — Diluted	7,000,000	6,985,000	7,001,000	6,953,000